EXHIBIT 2.1

AGREEMENT AND AMENDMENT TO MERGER AGREEMENT

This Agreement and Amendment to the Agreement and Plan of Merger (this “Amendment”) is entered into as of November 17, 2011 by and between Par Pharmaceutical, Inc. (“Parent”) and Admiral Acquisition Corp. (“Merger Sub”), on the one hand, and Anchen Incorporated (the “Company”) and Chih-Ming Chen, Ph.D. (solely with respect to Article XII), on the other hand.  Capitalized terms used but not defined herein have the meanings assigned to them in the Merger Agreement (as defined below).

R E C I T A L S

WHEREAS, on August 23, 2011, the Parties entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which the Parties agreed to enter into a business combination transaction pursuant to which Merger Sub would be merged with and into the Company, following which the Company would become a wholly-owned subsidiary of Parent;

WHEREAS, concurrently with its execution of the Merger Agreement, the Company delivered to Parent and Merger Sub the Disclosure Schedules, which were attached to the Merger Agreement and made a part thereof;

WHEREAS, the Parties desire to amend the Merger Agreement and the Disclosure Schedules and to agree to certain additional terms and conditions in respect of the Merger, all as set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, covenants and agreements herein contained, the Parties hereby agree as follows:

1. Amendment to Section 1.1.  The following defined terms are hereby added to Section 1.1 of the Merger Agreement in alphabetical order:

“Deferred Severance Amount” means, with respect to each Business Employee listed on Schedule 6.5, (i) the total cash severance amount payable to such Business Employee 60 days after the Closing Date pursuant to his Agreement and Release agreement (the “Deferred Cash Severance Amount”), and (ii) the aggregate amounts of all payments or reimbursements in respect of such individual’s monthly premiums for health care continuation coverage (the “Health Premium Amount”), which will not be directly paid to such Business Employees on the Closing Date, but will be accrued as a current liability in the calculation of the Estimated Closing Working Capital, all as indicated on Schedule 6.5.

“Grantor Trust Agreement” means that certain Grantor Trust Agreement entered into on the Closing Date between the Company and the Trustee, pursuant to which the Trustee will hold, administer and distribute each Deferred Cash Severance Amount.

“Trustee” means Wells Fargo Bank, N.A. pursuant to the Grantor Trust Agreement.”

2. Amendment to Section 3.2(b).

(a) Section 3.2(b) of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“(b)

all Closing Cash and the right to, or payment of, any deferred or contingent consideration payable in connection with the disposition of those Company assets described on Paragraphs 3 and 5 of Schedule 6.11 (collectively, the “Merger Consideration”), as adjusted pursuant to Sections 3.3 and 3.6 and payable in accordance with Sections 3.4 and 3.5.”

3. Amendment to Section 3.3.

(a) Section 3.3(a) of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“(a)

Prior to the Closing, the Company shall first use its available cash to repay all applicable Company Indebtedness, Company Transaction Expenses and Benefits Liabilities (less, for the avoidance of doubt, the Deferred Severance Amounts), if any.”

(b) Section 3.3(c)(iv) of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“(iv)

the portion of the Estimated Benefits Liabilities, if any, to be paid to each recipient thereof (assuming no failure of any of the conditions to each such recipient’s receipt of a Change of Control and Severance Payment prior to the Closing), less, for the avoidance of doubt, the Deferred Severance Amounts.”

4. Amendment to Section 3.4.

(a) Section 3.4(d) of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“(d)

Benefits Liabilities.  To the extent not paid by the Company prior to the Closing, Parent shall pay to the Company, as a deduction from the Estimated Closing Payment, the Estimated Benefits Liabilities (other than the Deferred Severance Amounts) by wire transfer of immediately available funds in accordance with the Closing Payment Disbursement Schedule, and the Company shall immediately deliver the applicable amount, less any required withholding, to each applicable payee of a Benefit Liability.”

(b) Section 3.4(f) of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“(f)

Payment to Company Securityholders.  After the payments contemplated by Sections 3.4(a) through 3.4(e) are made, (i) Parent shall deposit, or cause to be deposited, by one or more wire transfers of immediately available funds, (A) the remainder of the Closing Payment and the Severance Payment Contribution with the Paying Agent; and (ii) the Company shall deposit, by one or more wire transfers of immediately available funds, (A) $2,617, 868.04 with the Trustee and (B) the remainder of the Estimated Cash, in connection with the integrated purchase and redemption contemplated by Section 12.2(e), with the Paying Agent (the sum of the amounts in (i)(A) and (ii)(B), the “Payment Fund”).  The Payment Fund shall be distributed by the Paying Agent in accordance with Section 3.5.”

5. Amendment to Section 4.9.  Section 4.9(m) of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“(m)

The sale and transfer of all of the issued and outstanding shares of capital stock of Anchen Laboratories, Inc. (which will be renamed Admiral Laboratories, Inc. prior to such sale and transfer) and Anchen Distributions, Inc. (which will be renamed Admiral Distributions, Inc. prior to such sale and transfer) to Delightful Cheers Limited, a British Virgin Islands corporation, pursuant to Section 6.11 and Schedule 6.11 will occur in a manner that does not result in the incurrence of any U.S. federal, state or local Taxes (including withholding Taxes) by the Company and/or its Affiliates.”

6. Amendment to Schedule 4.9.  Paragraph (h)(1) of Schedule 4.9 of the Merger Agreement is hereby deleted in its entirety and replaced with the text set forth on Annex A attached hereto.  For the avoidance of doubt, Item 2 of Schedule 4.9(h) of the Merger Agreement is not affected by this Amendment.

7. Amendment to Schedule 6.5.  Schedule 6.5 of the Merger Agreement is hereby deleted in its entirety and replaced with the Schedule 6.5 attached hereto as Annex B.

8. Amendments to Schedule 6.11.  Paragraphs 3 through 6 of Schedule 6.11 of the Merger Agreement are hereby deleted in their entirety and replaced with Paragraphs 3 through 6 set forth on Annex C attached hereto.

9. Amendment to Section 6.12.  Section 6.12 of the Merger Agreement is hereby deleted and replaced with the following:

“Section 6.12

Tail Insurance.  Prior to, but effective as of, the Closing Date, the Company shall obtain at its expense a six-year prepaid endorsement to its directors and officers insurance policies, in each case reasonably satisfactory to Parent, covering the Company for any claims made before, on or after the Closing Date with respect to any events or claims occurring or arising prior to or on the Closing Date.  Following the Closing, Parent may, in its sole discretion, elect to obtain a six-year prepaid endorsement to the Company’s product liability insurance policy.  If Parent or the Company obtains such a policy, the costs and expenses thereof shall be reimbursed to

Parent or the Company either by including such amount as a Company Transaction Expense in the calculation of the Final Closing Payment or from the Escrow Amount pursuant to written instructions delivered by Parent to the Escrow Agent.

10. Amendment to Article VI.  The following is hereby added as a new Section 6.15:

“Section 6.15

Release of Guaranty.  Parent shall use its commercially reasonable efforts to obtain the release of Dr. Chen from any further liability and obligations under that certain Guaranty of Lease dated July 16, 2003 with respect to the Company’s 5 Goodyear, Irvine, California property.”

11. Amendment to Article VIII.  The following is hereby added as a new Section 8.16:

“Section 8.16

Grantor Trust Agreement.  The Company and the Trustee shall have executed and delivered the Grantor Trust Agreement.

12. No Other Amendments.  Except as expressly set forth in this Amendment, the Purchase Agreement and Disclosure Schedules shall thereafter continue in full force and effect in accordance with the provisions thereof.

13. Agreements Relating to Deferred Severance Amounts.  Parent, the Company and the Securityholders’ Representative hereby acknowledge that $82,084.54 will be accrued for as a current liability in the calculation of the Estimated Closing Working Capital, which amount represents the Company’s aggregate obligations after the Closing under those certain Agreement and Release agreements between the Company and each of John E. Mooney and Joseph Brower Davis relating to the payment or reimbursement of each such individual’s premiums for health care continuation coverage.

14. Agreements relating to Certain Transaction Expenses.  Parent, the Company and the Securityholders’ Representative acknowledge that the Company has engaged Automatic Data Processing, Inc. and Wells Fargo Bank, N.A. (the “Service Providers”) to administer certain payments to Securityholders and to those Business Employees set forth on Schedule 6.5 of the Merger Agreement prior to, at and following the Closing.  The Securityholders’ Representative hereby agrees that all fees and expenses charged by the Service Providers in respect of such administration are Company Transaction Expenses and shall be paid either (a) by the Company prior to the Closing or by Parent pursuant to Section 3.4(c), (b) from the Securityholders’ Representative Expense Fund or (c) through an offset against the amounts paid to the Service Providers to be distributed to the Securityholders.  In no event shall Parent or any of its Affiliates after the Closing be responsible or liable for any fees or expenses owed to the Service Providers.

15. Agreements Relating to Inactive Subsidiaries.  The Parties hereby acknowledge and agree that (i) any item of gain or income or loss or deduction recognized by the Company, the Surviving Corporation or any of their respective Affiliates for tax purposes that results from the sale and transfer of the shares of capital stock of Anchen Laboratories, Inc. and Anchen Distributions, Inc. as provided in the Merger Agreement, as amended hereby, shall be attributable to the Pre-Closing Tax Period; (ii) if the

Company or the Surviving Corporation recognizes a loss or incurs a deduction for tax purposes as a result of such sale and transfer, such loss or deduction will not be included in the calculation of Transaction Deductions or the Transaction Tax Benefit Amount; and (iii) if the Company or the Surviving Corporation recognizes a net loss or incurs a deduction for tax purposes as a result of such sale and transfer, such net loss or deduction shall not be taken into account for purposes of the determination of any refund of Taxes for purposes of Section 12.5 of the Merger Agreement.

16. Indemnification in respect of Grantor Trust.  The Securityholders’ Representative hereby agrees to indemnify and hold harmless the Parent Indemnified Persons for any Damages incurred by any of them arising out of the obligation of the Company to indemnify the Trustee pursuant to Section 8(b) and Section 13(b) of the Grantor Trust Agreement.

17. Governing Law; Counterparts.  Sections 14.2 and 14.5 of the Merger Agreement shall be incorporated herein by reference and shall be deemed to apply to this Amendment as if such sections were stated in their entirety herein.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have executed this Amendment on the date first above written.

PAR PHARMACEUTICAL, INC.

By:  /s/ Patrick G. LePore

Name:  Patrick G. LePore

Title:  Chief Executive Office and President

.

ADMIRAL ACQUISITION CORP.

By:  _/s/ Patrick G. LePore_________

Name:  Patrick G. LePore

Title:  Chief Executive Officer and President

   ANCHEN INCORPORATED

By:  /s/ John E. Money

Name:  John E. Mooney

Title:  Executive Vice President

 /s/ Chih-Ming Chen, Ph.D.

Chih-Ming Chen, Ph.D. (solely with respect to Article XII